December 16, 2016

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:       Mutual Fund Series Trust, File Nos. 333-132541 and 811-21872

Dear Sir/Madam:

On behalf of Mutual Fund Series Trust, a registered investment company (the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 291 to the Trust’s Registration Statement (the “Amendment”). The Amendment is filed pursuant to Rule 485(b) promulgated under the Securities Act of 1933. The purpose of this filing is to file the definitive prospectus and statement of additional information for the Class I shares of the Camelot Excalibur Small Cap Income Fund and Camelot Premium Return Fund. We believe that Amendment does not contain any disclosure that would render it ineligible to become effective pursuant to Rule 485(b).

If you have any questions, please contact or Tanya Goins at (404) 541-2954 or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/Tanya L. Goins

745021.87